Exhibit (a)(5)(C)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

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RYAN O’DELL,	:
:
Plaintiff,	: Case No. 22-cv-00562
:
v.	:
: COMPLAINT FOR VIOLATIONS OF
CERNER CORPORATION, DAVID	: SECTIONS 14(e), 14(d) AND 20(a) OF
FEINBERG, M.D., WILLIAM D. ZOLLARS,	: THE SECURITIES EXCHANGE ACT
GERALD E. BISBEE, JR., MITCHELL E.	: OF 1934
DANIELS, JR., JULIE L. GERBERDING,	:
M.D., M.P.H., DR. ELDER GRANGER,	: JURY TRIAL DEMANDED
JOHN GREISCH, MELINDA J. MOUNT,	:
GEORGE A. RIEDEL, and R. HALSEY	:
WISE,	:

Defendants.
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Ryan O’Dell (“Plaintiff”), by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

1. This is an action brought by Plaintiff against Cerner Corporation (“Cerner or the “Company”) and the members Cerner board of directors (the “Board” or the “Individual Defendants” and collectively with the Company, the “Defendants”) for their violations of Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), in connection with the proposed acquisition of Cerner by affiliates of Oracle Corporation (“Oracle”).

2. Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading Solicitation Statement on Schedule 14D-9 (the “Solicitation Statement”) to be filed on January 19, 2022 with the United States Securities and Exchange Commission (“SEC”) and disseminated to Company stockholders. The Solicitation Statement recommends that Company stockholders tender their shares in support of a proposed transaction whereby Cedar Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC (“Parent”), a wholly owned subsidiary of Oracle, will merge with and into Cerner, with Cerner surviving as a subsidiary of Oracle (the “Proposed Transaction”). Pursuant to the terms of the definitive agreement and plan of merger the companies entered into, dated December 20, 2021 (the “Merger Agreement”), each Cerner common share issued and outstanding will be converted into the right to receive $95.00 in cash (the “Merger Consideration”). In accordance with the Merger Agreement, Purchaser commenced a tender offer to acquire all of Cerner’s outstanding common stock and will expire on February 15, 2021 (the “Tender Offer”).

3. Defendants have now asked Cerner’s stockholders to support the Proposed Transaction based upon the materially incomplete and misleading representations and information contained in the Solicitation Statement, in violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act. Specifically, the Solicitation Statement contains materially incomplete and misleading information concerning, among other things, (i) Cerner’s financial projections relied upon by the Company’s financial advisor, Centerview Partners LLC (“Centerview”) in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinions provided by the financial advisors. The failure to adequately disclose such material information constitutes a violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act as Cerner stockholders need such information in order to tender their shares in support of the Proposed Transaction.

4. It is imperative that the material information that has been omitted from the Solicitation Statement is disclosed to the Company’s stockholders prior to the expiration of the tender offer.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Cerner’s stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and SEC Rule 14a-9.

7. Personal jurisdiction exists over each Defendant either because each is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because Plaintiff resides in this District.

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of Cerner common stock and has held such stock since prior to the wrongs complained of herein.

10. Individual Defendant William D. Zollars has served as a member of the Board since May 2005 and is the Chairman of the Board.

11. Individual Defendant David Feinberg, M.D. has been a member of the Board since August 2021 and is Cerner’s President and Chief Executive Officer.

12. Individual Defendant Gerald E. Bisbee, Jr. has served as a member of the Board since February 1988.

13. Individual Defendant Mitchell E. Daniels, Jr. has served as a member of the Board and since December 2013.

14. Individual Defendant Julie L. Gerberding, M.D., M.P.H. has been a member of the Board since March 2017.

15. Individual Defendant Dr. Elder Granger has served as a member of the Board since November 2020.

16. Individual Defendant John Greisch has served as member of the Board since April 2019.

17. Individual Defendant Melinda J. Mount has served as member of the Board since April 2019.

18. Individual Defendant George A. Riedel has served as member of the Board since April 2019.

19. Individual Defendant R. Halsey Wise has served as member of the Board since April 2019.

20. Defendant Cerner is incorporated in Delaware and maintains its principal offices at 2800 Rock Creek Parkway, North Kansas City, Missouri 64117. The Company’s common stock trades on the NASDAQ Global Select Market under the symbol “CERN.”

21. The defendants identified in paragraphs 10-19 are collectively referred to as the “Individual Defendants” or the “Board.”

22. The defendants identified in paragraphs 10-20 are collectively referred to as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

23. Cerner, together with its subsidiaries, provides health care information technology solutions and tech-enabled services in the United States and internationally. The Company offers Cerner Millennium architecture, a person-centric computing framework, which includes clinical, financial, and management information systems that allow providers to access an individual’s electronic health record (EHR) at the point of care, and organizes and delivers information for physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals, and consumers. It also provides HealtheIntent platform, a cloud-based platform to aggregate, transform, and reconcile data across the continuum of care; and CareAware, an EHR agnostic platform that facilitates connectivity of health care devices to EHRs. In addition, the Company offers a portfolio of clinical and financial health care information technology solutions, as well as departmental and care coordination solutions. Further, it provides tech-enabled services, such as implementation and training, remote hosting, operational management services, revenue cycle services, support and maintenance, health care data analysis, real-world evidence, clinical process optimization, transaction processing, employer health centers, employee wellness programs, and third-party administrator services; and complementary hardware and devices for third parties. The Company serves integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employers, governments, and public health organizations. Cerner was founded in 1979 and is headquartered in North Kansas City, Missouri.

24. On May 4, 2020, Oracle and the Company announced the Proposed Transaction:

Austin, Texas and Kansas City, Missouri—December 20, 2021 Oracle Corporation (NYSE: ORCL) and Cerner Corporation today jointly announced an agreement for Oracle to acquire Cerner through an all-cash tender offer for $95.00 per share, or approximately $28.3 billion in equity value. Cerner is a leading provider of digital information systems used within hospitals and health systems to enable medical professionals to deliver better healthcare to individual patients and communities.

“Working together, Cerner and Oracle have the capacity to transform healthcare delivery by providing medical professionals with better information—enabling them to make better treatment decisions resulting in better patient outcomes,” said Larry Ellison, Chairman and Chief Technology Officer, Oracle. “With this acquisition, Oracle’s corporate mission expands to assume the responsibility to provide our overworked medical professionals with a new generation of easier-to-use digital tools that enable access to information via a hands-free voice interface to secure cloud applications. This new generation of medical information systems promises to lower the administrative workload burdening our medical professionals, improve patient privacy and outcomes, and lower overall healthcare costs.”

“We expect this acquisition to be immediately accretive to Oracle’s earnings on a non-GAAP basis in the first full fiscal year after closing—and contribute substantially more to earnings in the second fiscal year and thereafter,” said Safra Catz, Chief Executive Officer, Oracle. “Healthcare is the largest and most important vertical market in the world—$3.8 trillion last year in the United States alone. Oracle’s revenue growth rate has already been increasing this year—Cerner will be a huge additional revenue growth engine for years to come as we expand its business into many more countries throughout the world. That’s exactly the growth strategy we adopted when we bought NetSuite—except the Cerner revenue opportunity is even larger.”

“Cerner has been a leader in helping digitize medical care and now it’s time to realize the real promise of that work with the care delivery tools that get information to the right caregivers at the right time,” said David Feinberg, President and Chief Executive Officer, Cerner. “Joining Oracle as a dedicated Industry Business Unit provides an unprecedented opportunity to accelerate our work modernizing electronic health records (EHR), improving the caregiver experience, and enabling more connected, high-quality and efficient patient care. We are also very excited that Oracle is committed to maintaining and growing our community presence, including in the Kansas City area.”

“Oracle’s Autonomous Database, low-code development tools, and Voice Digital Assistant user interface enables us to rapidly modernize Cerner’s systems and move them to our Gen2 Cloud,” said Mike Sicilia, Executive Vice President, Vertical Industries, Oracle. “This can be done very quickly because Cerner’s largest business and most important clinical system already runs on the Oracle Database. No change required there. What will change is the user interface. We will make Cerner’s systems much easier to learn and use by making Oracle’s hands-free Voice Digital Assistant the primary interface to Cerner’s clinical systems. This will allow medical professionals to spend less time typing on computer keyboards and more time caring for patients.”

Highlights

•	All-cash tender offer for $95.00 per share, or approximately $28.3 billion, that is immediately accretive to Oracle’s earnings.

•	Accretive to Oracle’s earnings on a non-GAAP basis in the first full fiscal year after closing and will contribute substantially more to earnings in the second fiscal year and thereafter.

•	Cerner will be a huge additional revenue growth engine for Oracle for years to come as Oracle expands Cerner’s business into many more countries throughout the world.

•

Transaction is expected to close in calendar year 2022. The closing of the transaction is subject to receiving certain regulatory approvals and satisfying other closing conditions including Cerner stockholders tendering a majority of Cerner’s outstanding shares in the tender offer.

•	Oracle anticipates retaining an investment grade credit rating.

•	Oracle brings significant experience helping power the largest industries.

•	Oracle provides industry solutions that run the core operations for customers in the world’s largest industries.

•

Industries covered by Oracle today include, among others, Financial Services, Telecom, Utilities, Pharmaceuticals, Hospitality, Retail, Food & Beverage, Construction & Engineering, Manufacturing and Government.

•	Oracle also brings best in class cloud infrastructure to drive digital modernization, substantially lowering the total cost of IT in these critical industry sectors.

•	Cerner is a leader in the healthcare IT industry and a complementary business to Oracle.

•	Cerner is a leading provider of digital information systems used within hospitals to enable medical professionals to deliver better healthcare to individual patients and communities.

•	Cerner has over four decades of experience modernizing electronic health records, improving the caregiver experience, and streamlining and automating clinical and administrative workflows.

•	Together, Oracle and Cerner will protect customer investments and transform healthcare.

•

According to a recent study by the Mayo Clinic[1], physicians spend 1 to 2 hours on EHRs and desk work for every hour spent in face-to-face contact with patients, as well as an additional 1 to 2 hours of personal time on EHR related activities.

•

Working together, Cerner and Oracle have the capacity to address these issues and transform healthcare delivery by providing medical professionals with better information—enabling them to make better treatment decisions resulting in better patient outcomes.

•	Customer investments in Cerner are also protected with this combination and will grow in value over time as more modern and connected technologies are made available.

•	With Oracle’s resources, infrastructure and cloud capabilities, Cerner will accelerate the pace of product and technology development to enable more connected, high-quality, and efficient care.

•

Oracle’s focus on usability and voice enabled user interfaces will dramatically reduce the amount of time that medical providers spend dealing with systems and increase the time they spend directly caring for patients.

•

Significant opportunity to help customers use Oracle’s modern technologies such as cloud, AI, ML and other innovations to make care more accessible, secure, efficient and effective for patients and caregivers.

•	Cerner systems running on the Oracle Gen2 Cloud will be available 24 by 7 by 365. Goal is to deliver zero unplanned downtime in the medical environment.

•	With Cerner systems running on the Oracle database, only specifically authorized medical professionals can access patient data. IT professionals running the systems are unable to look at patient data.

•	Oracle and Cerner are committed to continued and enhanced stewardship of health information, which will be bolstered by Oracle’s global operational infrastructure.

•	Cerner will be organized as a dedicated Industry Business Unit within Oracle.

•	Cerner will be Oracle’s anchor asset to expand into healthcare and together we will improve medical care for individuals and communities around the world.

•	Oracle intends to maintain and grow Cerner’s community presence, including in the Kansas City area, while utilizing Oracle’s global footprint to reach new geographies faster.

* * *

25. It is therefore imperative that Cerner’s stockholders are provided with the material information that has been omitted from the Solicitation Statement, so that they can meaningfully assess whether or not the Proposed Transaction is in their best interests.

B.	The Materially Incomplete and Misleading Solicitation Statement

26. On January 19, 2022, Cerner filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. The Solicitation Statement was furnished to the Company’s stockholders and solicits the stockholders to tender their shares in support of the Proposed Transaction. The Individual Defendants were obligated to carefully review the Solicitation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Solicitation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act.

27. The Solicitation Statement omits material information regarding the Company’s financial projections and the valuation analyses performed by the financial advisors, the disclosure of which is material because it provides stockholders with a basis to project the future financial performance of the target company, and allows stockholders to better understand the analyses performed by the financial advisor in support of its fairness opinion of the transaction.

28. For the Company Projections, the Solicitation Statement provides values for non-GAAP (Generally Accepted Accounting Principles) financial metrics: Adjusted EBITDA, Adjusted EBIT, Net Operating Profit After Tax, Unlevered Free Cash Flow, Adjusted Operating Earnings, and Adjusted Diluted Earnings Per Share, but fails to provide line items used to calculate the metrics and/or a reconciliation of the non-GAAP metrics to their most comparable GAAP measures, in direct violation of Regulation G and consequently Section 14(a).

29. When a company discloses non-GAAP financial measures in a solicitation statement that were relied on by a board of directors to recommend that stockholders exercise their corporate suffrage rights in a particular manner, the company must, pursuant to SEC regulatory mandates, also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

30. The SEC has noted that:

companies should be aware that this measure does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. Companies should also avoid inappropriate or potentially misleading inferences about its usefulness. For example, “free cash flow” should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.1

1	U.S. Securities and Exchange Commission, Non-GAAP Financial Measures, last updated April 4, 2018, available at: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

31. Thus, to cure the Solicitation Statement and the materially misleading nature of the forecasts under SEC Rule 14a-9 as a result of the omitted information in the Solicitation Statement, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures to make the non-GAAP metrics included in the Solicitation Statement not misleading.

32. With respect to Centerview’s Selected Public Company Analysis, the Solicitation Statement fails to disclose the metrics for the companies selected, including each company’s enterprise value and EBITDA.

33. With respect to BofA’s Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose the metrics for each transaction selected, including the implied enterprise value for each target company, the consideration payable in each selected transaction, and the implied EBITDA for each target company for the 12-month period prior to announcement of each transaction.

34. With respect to Centerview’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the basis for applying the range of after-tax discount rates from 7.25% to 8.50%; (ii) the Company’s weighted average cost of capital; (iii) the implied terminal values of Cerner at 2030; (iv) the basis for applying the range of perpetuity growth rates ranging from 2.5% to 3.5%; (v) Cerner’s estimated net debt as of December 31, 2021; (vi) the implied fully diluted number of Company shares as of December 16, 2021.

35. With respect to Cerner’s Analyst Price Targets analysis, the Solicitation Statement fails to disclose the Wall Street research analysts observed and their corresponding price targets.

36. In sum, the omission of the above-referenced information renders statements in the Solicitation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff will be unable to make a fully-informed decision regarding whether to tender his shares, and he is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

On Behalf of Plaintiff Against All Defendants for

Violations of Section 14(e) of the Exchange Act

37. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

38. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading...” 15 U.S.C. § 78n(e).

39. Defendants violated Section 14(e) of the Exchange Act by issuing the Solicitation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in conjunction with the Tender Offer. Defendants knew or recklessly disregarded that the Solicitation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

40. The Solicitation Statement was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the Tender Offer, the intrinsic value of the Company, the Company’s financial projections, and the financial advisor’s valuation analyses and resultant fairness opinion.

41. In so doing, Defendants made untrue statements of material fact and omitted material information necessary to make the statements that were made not misleading in violation of Section 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Solicitation Statement, Defendants were aware of this information and their obligation to disclose this information in the Solicitation Statement.

42. The omissions and misleading statements in the Solicitation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Solicitation Statement as altering the “total mix” of information made available to stockholders.

43. Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the Solicitation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the Solicitation Statement, rendering certain portions of the Solicitation Statement materially incomplete and therefore misleading.

44. The misrepresentations and omissions in the Solicitation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT II

Violations of Section 14(d)(4) of the Exchange Act and

Rule 14d-9 Promulgated Thereunder

(Against All Defendants)

45. Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein.

46. Defendants have caused the Solicitation Statement to be issued with the intention of soliciting stockholder support of the Tender Offer.

47. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

48. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Solicitation Statement false and/or misleading.

49. Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the Solicitation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the Solicitation Statement, rendering certain portions of the Solicitation Statement materially incomplete and therefore misleading.

50. The misrepresentations and omissions in the Solicitation Statement are material to Plaintiff and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT III

On Behalf of Plaintiff Against the Individual Defendants for Violations of Section 20(a) of

the Exchange Act

51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52. The Individual Defendants acted as controlling persons of Cerner within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of Cerner, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of Cerner, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

53. Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

54. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of Cerner, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Solicitation Statement at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the Solicitation Statement.

55. In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Solicitation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

56. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

57. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) and (e), by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

58. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and against the Defendants jointly and severally, as follows:

A. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Solicitation Statement;

A. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff rescissory damages;

B. Directing the Defendants to account to Plaintiff for all damages suffered as a result of their wrongdoing;

C. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

D. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: January 21, 2022	MELWANI & CHAN LLP

/s Gloria Kui Melwani
Gloria Kui Melwani (GM5661)
1180 Avenue of the Americas, 8th Fl.
New York, NY 10036
Tel: (212) 382-4620
Email: gloria@melwanichan.com

Attorneys for Plaintiff